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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

REPUBLIC COMPANIES GROUP, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
760349100
(CUSIP Number)
Michael D. Salim
Brazos Private Equity Partners, LLC
100 Crescent Court, Suite 1777
Dallas, TX 75201
(214) 756-6500

With a copy to:
Sean M. Jones, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	760349100	Page	2	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS EQUITY FUND 2000, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	3	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS INVESTMENT PARTNERS, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	4	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS EQUITY FUND, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	5	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS EQUITY FUND I-B, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	6	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS EQUITY FUND GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	7	of	21

1	NAMES OF REPORTING PERSONS: BRAZOS GP PARTNERS, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	8	of	21

1	NAMES OF REPORTING PERSONS: RANDALL S. FOJTASEK

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	9	of	21

1	NAMES OF REPORTING PERSONS: JEFF S. FRONTERHOUSE

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	10	of	21

1	NAMES OF REPORTING PERSONS: PATRICK K. MCGEE

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

CUSIP No.	760349100	Page	11	of	21

1	NAMES OF REPORTING PERSONS: MICHAEL D. SALIM

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		949,795*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

949,795*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,302,195*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.7%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Pursuant to the Stockholders Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of the 5,352,400 shares of Common Stock (as hereinafter defined) held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement.

The Reporting Persons (as hereinafter defined) are filing this Schedule 13D to report their entry into the Stockholders Agreement (as hereinafter defined) and to amend and supplement the Schedule 13G filed by the Reporting Persons (the “Schedule 13G”). As a result of the Stockholders Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock held by the Other Stockholder Parties (as hereinafter defined) to the Stockholders Agreement. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act” or the “Exchange Act”), the Reporting Persons expressly disclaim beneficial ownership of such shares, and this statement shall not be construed as an admission that the Reporting Persons are the beneficial owners of such shares.
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Republic Companies Group, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 222 Delaware Avenue, Suite 900, Wilmington, Delaware 19801.
Item 2. Identity and Background.
This Schedule 13D is being jointly filed pursuant to Rule 13d-1(a) and 13d-1(k) under the Act by (i) Brazos Equity Fund 2000, L.P., a Texas limited partnership (“Brazos 2000”), by virtue of its direct beneficial ownership of Common Stock and entry into the Stockholders Agreement (as hereinafter defined) with respect to the Common Stock; (ii) Brazos Investment Partners, LLC, a Texas limited liability company (“BIP LLC”), in its capacity as the sole general partner of Brazos 2000; (iii) Brazos Equity Fund, L.P. and Brazos Equity Fund I-B, L.P. (collectively, “Brazos Fund I”), each a Delaware limited partnership, in their capacities as the sole limited partners of Brazos 2000; (iv) Brazos Equity Fund GP, L.P. (“Brazos GP LP”), a Texas limited partnership, in its capacity as the sole general partner of Brazos Fund I; (v) Brazos GP Partners, LLC, a Texas limited liability company (“Brazos GP LLC”), in its capacity as the sole general partner of Brazos GP LP and the ultimate general partner of Brazos Fund I; and (vi) Messrs. Randall S. Fojtasek, Jeff S. Fronterhouse, Patrick K. McGee, and Michael D. Salim in their respective capacities as the sole members of BIP LLC and the sole investment members of Brazos GP LLC. The entities identified in items (i) through (v) are referred to herein as the “Filing Entities,” and the persons described in items (i) through (vi) are referred to herein as the “Reporting Persons.”
The principal business of Brazos 2000 is acquiring, holding, and ultimately disposing of its investments in the Company. The principal business of BIP LLC is being the sole general partner of Brazos 2000. The principal business of Brazos Fund I is investments. The principal business of Brazos GP LP is being the sole general partner of Brazos Fund I. The principal business of Brazos GP LLC is being the sole general partner of Brazos GP LP.
Messrs. Fojtasek, Fronterhouse, McGee, and Salim are each principally occupied as an executive officer of Brazos Private Equity Partners, LLC, which is an affiliate of Brazos 2000 and the other Filing Entities.

Page 12 of 21 Pages

The principal business address of each of the Reporting Persons is 100 Crescent Court, Suite 1777, Dallas, Texas 75201.
Information concerning each executive officer, director, and controlling person of the Filing Entities is identified on Annex A attached hereto, and is incorporated by reference herein. Each Reporting Person (solely as to himself or itself) confirms that he or it (i) is a citizen of the United States; (ii) has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors); and (iii) was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The Reporting Persons may have been deemed to have acquired beneficial ownership of 5,352,400 shares of the Common Stock pursuant to the Stockholders Agreement, dated August 4, 2006 (the “Stockholders Agreement”), among Arrow Capital US Inc. (“Arrow”), and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P., and Greenhill Capital, L.P. (collectively, the “Greenhill Stockholders”), and Bank of America Capital Investors SBIC, L.P. (“BACI”, and together with the Greenhill Stockholders, the “Other Stockholder Parties”), and Brazos 2000. The Other Stockholder Parties and Brazos 2000 are collectively referred to herein as the “Stockholders.” The Stockholders Agreement was entered into for the purpose of inducing Arrow to enter into and complete the transactions contemplated by the Merger Agreement (as hereinafter defined), and the Reporting Persons did not pay any additional consideration in connection with the execution and delivery of the Stockholders Agreement or the Merger Agreement.
As a result of transactions occurring prior to the execution of the Stockholders Agreement, Brazos 2000 is the direct owner of 949,795 shares of Common Stock, and the other Reporting Persons also may be deemed to be beneficial owners of such 949,795 shares of Common Stock, as disclosed in the Schedule 13G. Of such 949,795 shares, Brazos 2000 purchased 111,926 shares for cash on August 29, 2003 and acquired the remaining 837,896 shares in August 2005 as the result of the conversion of certain shares of the Company’s preferred stock that Brazos 2000 had also purchased for cash on August 29, 2003. In order to complete such purchases of the Company’s common and preferred stock on August 29, 2003, Brazos 2000 used capital contributed by Brazos Fund I.
Item 4. Purpose of Transaction.
The Reporting Persons entered into the Stockholders Agreement covering the Common Stock to which this Schedule 13D relates for the purpose of inducing Arrow to enter into the Agreement and Plan of Merger, dated as of August 4, 2006 (the “Merger Agreement”), among Arrow, Arrow Subsidiary Corporation, a wholly-owned subsidiary of Arrow (“Merger Sub”), Delek Group Ltd. and the Company, and for the purpose of inducing Arrow to complete the transactions contemplated thereby.

Page 13 of 21 Pages

Pursuant to the Stockholders Agreement, each of the Stockholders agreed, among other things, (i) not to sell or transfer any of their shares of the Common Stock of the Company prior to the earlier to occur of the effective time of the Merger (as hereinafter defined) or the date upon which the Merger Agreement is terminated in accordance with its terms; and (ii) to vote (or cause to be voted), all shares of Common Stock that such Stockholder has the power to vote (a) in favor of the Merger and the adoption of the Merger Agreement by the Company and the transactions contemplated thereby; (b) against any Acquisition Proposal (as defined in the Stockholders Agreement) submitted for approval to the stockholders of the Company or any other action or agreement that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled; and (c) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement.
Each Stockholder also granted Arrow an irrevocable proxy coupled with an interest to vote such shares of Common Stock that such Stockholder has the power to vote as provided for in the Stockholders Agreement.
The Merger Agreement provides, among other things, for the Merger Sub to be merged with and into the Company (the “Merger”), upon which the separate existence of the Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger and as a wholly-owned subsidiary of Arrow.
As a result of the Merger, (i) each issued and outstanding share of the Common Stock of the Company will be cancelled and converted automatically into the right to receive $20.40 in cash; and (ii) except as otherwise provided in the Merger Agreement, each Outstanding Option, as defined in Section 2.4 of the Merger Agreement, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the product of the number of shares of the Common Stock of the Company that would have been acquired upon the exercise of the Outstanding Option multiplied by the difference between $20.40 and the exercise price per share of the Common Stock subject to such Outstanding Option.
The consummation of the Merger is subject to various conditions, including the approval by the affirmative vote of a majority of the outstanding shares of Common Stock of the Company and the receipt of certain regulatory and other approvals.
The foregoing descriptions of the transactions contemplated by the Stockholders Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the respective agreements, copies of which are filed as Exhibits 99.2 and 99.3, respectively. Exhibits 99.2 and 99.3 are specifically incorporated herein by reference in answer to this Item 4.
Each Reporting Person (solely as to himself or itself) confirms that, except as set forth in this Schedule 13D, he or it has not formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or

Page 14 of 21 Pages

liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the Company’s business or corporate structure; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) Each of the Reporting Persons beneficially owns, either directly or indirectly, an aggregate of 949,795 shares, or approximately 6.7%, of the Common Stock.
By virtue of the Stockholders Agreement, the Reporting Persons and Other Stockholder Parties may be considered members of a “group,” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a “group,” to beneficially own in the aggregate 6,302,195 shares, or approximately 44.7%, of the issued and outstanding Common Stock, which amount includes 5,352,400 shares attributable to the Other Stockholder Parties.
Pursuant to the Stockholders Agreement, (i) Greenhill Capital Partners, L.P. represented that it beneficially owns 1,743,870 shares of Common Stock; (ii) Greenhill Capital Partners (Cayman), L.P. represented that it beneficially owns 249,186 shares of Common Stock; (iii) Greenhill Capital Partners (Executive), L.P. represented that it beneficially owns 275,256 shares of Common Stock; (iv) Greenhill Capital, L.P. represented that it beneficially owns 551,327 shares of Common Stock; and (v) BACI represented that it beneficially owns 2,532,761 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of the 5,352,400 shares of Common Stock owned by the Other Stockholder Parties. Further, each of the Reporting Persons expressly disclaims beneficial ownership of the 949,795 shares of Common Stock directly owned by Brazos 2000 except and to the extent of its or his pecuniary interest therein.
The foregoing calculations of percentage ownership are based on 14,085,517 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2006.
(b) The Reporting Persons share power to vote and dispose of 949,795 shares of Common Stock. By virtue of the Stockholders Agreement, however, each of the Reporting Persons may be deemed to have shared power to vote an additional 4,081,655 shares of the Common Stock,

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which consists of the 5,352,400 shares that are owned by the Other Stockholder Parties minus the 1,270,745 shares of Common Stock that BACI has deposited in a voting trust.
(c) Each Reporting Person (solely as to himself or itself) confirms that, except as described in Items 3, 4 and 6 hereto, he or it has not effected a transaction in shares of Common Stock during the past 60 days.
(d) Each Reporting Person (solely as to himself or itself) confirms that, except as described herein, he or it is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by such Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
See “Item 3. Source and Amount of Funds or Other Consideration” and “Item 4. Purpose of Transaction” for descriptions of the Stockholders Agreement and the Merger Agreement, which descriptions are qualified in their entirety by reference to the full text of the respective agreements, copies of which are attached as Exhibits 99.2 and 99.3 hereto, respectively. Exhibits 99.2 and 99.3 hereto are specifically incorporated herein by reference in answer to this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name
99.1	Joint Filing Agreement and Power of Attorney dated as of August 10, 2006 by and among the Reporting Persons	Filed herewith

99.2	Stockholders Agreement, dated August 4, 2006, among Arrow Capital US Inc., and each of Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P. and Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P. and Banc of America Capital Investors SBIC, L.P.	Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on August 4, 2006 (File No. 51455)

99.3	Agreement and Plan of Merger, dated August 4, 2006, among Arrow Capital US, Inc., Arrow Subsidiary Corporation, Delek Group Ltd. and Republic Companies Group, Inc.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 4, 2006 (File No. 51455)

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SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 10 2006

Brazos Equity Fund 2000, L.P.
Brazos Investment Partners, LLC
Brazos Equity Fund, L.P.
Brazos Equity Fund I-B, L.P.
Brazos Equity Fund GP, L.P.
Brazos GP Partners, LLC
Randall S. Fojtasek
Jeff S. Fronterhouse
Patrick K. McGee
Michael D. Salim

By:	/s/ Michael D. Salim
Attorney-in-Fact

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Annex A

The executive officers of BIP LLC and Brazos GP LLC are:
Randall S. Fojtasek, LLC Partner
Jeff S. Fronterhouse, LLC Partner
Patrick K. McGee, LLC Partner
Michael D. Salim, LLC Partner
The term “LLC Partner” is a title for the indicated officers and in no way implies that the entity is a partnership or that these officers have unlimited liability.
Except as indicated above, none of the other Filing Entities has any executive officers. No Filing Entities have any directors. Messrs. Fojtasek, Fronterhouse, McGee, and Salim are the sole members of BIP LLC and the sole investment members of Brazos GP LLC.
Address
Each of such executive officers can be reached c/o Brazos Private Equity Partners, LLC, 100 Crescent Court, Suite 1777, Dallas, TX 75201.

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